FOR IMMEDIATE RELEASE               CONTACT:Cedric Burgher
January 23, 2002                            Vice President - Investor Relations
                                            Halliburton
                                            713.676.4608


          MOODY'S CREDIT RATINGS OF HALLIBURTON REMAIN INVESTMENT GRADE
 Company Cites Its Strong Financial Position and Record of Effective Management
                         of Asbestos-related Liabilities

DALLAS, TX - Halliburton [NYSE: HAL] said today that Moody's Investors' Service has continued the company's credit ratings at investment grade. Halliburton emphasized that its finances remained strong and said that the ratings changes would not affect its strategy for long-term growth. Today, Moody's reduced the company's long-term credit rating from A3 to Baa2 and has maintained its commercial paper rating at Prime-2.

     Dave Lesar, chairman, president and CEO, Halliburton said, "We believe that Moody's decision to continue its investment grade ratings reflects the strengths of Halliburton as a profitable, growing company with a strong balance sheet and substantial financial resources. The ratings changes will not affect our ability to execute on our strategy to achieve long-term, sustained growth by leveraging our strong core businesses and the global positioning of our products and services."

     "Moody's   has  taken  this  step   mainly   because  of   concerns   about
asbestos-related litigation following several unusual awards that we believe will not be sustained by the appellate courts. Halliburton has successfully managed asbestos-related liabilities and settled more than 201,000 claims over a 25 year period at an average cost of $200. We believe that we have the resources and the ability to continue to manage these liabilities effectively and that our ongoing success, coupled with our company's underlying financial strength, will lead to higher credit ratings again in the future."

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HALLIBURTON\2

     Halliburton has substantial insurance available to cover most asbestos-related defense expenses and judgments, as well as a $125-million net reserve for such liabilities. The company's strong balance sheet includes approximately $2.8 billion in working capital. Highlights of the company's finances are:
        o Approximately $290 million in cash at the end of the year 2001, which would satisfy 19 percent of the company's debt;
        o   $700 million in revolving credit agreements; and
        o Total indebtedness amounting to 24 percent of its capitalization, at year-end 2001, down from 40 percent at the end of 2000.

     Halliburton, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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